UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, November 12, 2018

B3 S.A. – Brasil, Bolsa, Balcão (São Paulo Stock Exchange)

To:       Ms. Ana Lúcia da Costa Pereira

Superintendence of Corporate Monitoring and Offers of Securities of Variable Income

c.c.:

CVM – Comissão de Valores Mobiliários (Brazilian Securities Commission)

To:       Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

Mr. Francisco José Bastos Santos – Superintendent of Market and Intermediary Relations

Re.: Official Letter 1883/2018-SAE

Request for clarification regarding news published in the press

Dear Sirs,

The Company hereby clarifies the following with regard to the Official Letter 1883/2018 – SAE sent by B3 S.A. – Brasil, Bolsa, Balcão (“Official Letter”), which requests that Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) offer clarification regarding an article published in the press by the newspaper “Valor Econômico,” on November 9, 2018, entitled “Pharol against Oi” (“Pharol contra Oi”) as transcribed below:

“November 9, 2018

1883/2018-SAE

OI S.A. – In Judicial Reorganization

To: Carlos Augusto Machado Pereira de Almeida Brandão

Investor Relations Officer

Re.: Request of clarification regarding news published in the press

Dear Sirs,

The article published by the newspaper “Valor Econômico,” on November 9, 2018, entitled “Pharol against Oi” (“Pharol contra Oi”) states, among other information, that Pharol filed a lawsuit against Oi in the Lisbon Judicial Court, demanding cash damages in the amount of €2.017 billion.

We request clarifications on the abovementioned items by 9:00 a.m. on November 12, 2018, with or without your confirmation, as well as other information deemed important.”

In this regard, Oi explains that, apart from the articles published by the press and by Pharol, it has no formal knowledge of the legal action in question and was not served in that regard.

Given that this is the information that we have available at the moment, we remain available for any further clarifications.

Regards,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer